Exhibit 99.1

FROM:	Kerzner International Limited
Paradise Island, The Bahamas

Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Email: Omar.Palacios@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER FILES 2005 ANNUAL REPORT

PARADISE ISLAND, The Bahamas, March 31, 2006 – Kerzner International Limited (NYSE: KZL) (the “Company”) announced the filing today of its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”).  The report, which is available on the SEC’s and the Company’s website, includes audited consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 (the “2005 Financial Statements”).

The consolidated net income and diluted earnings per share in the 2005 Financial Statements are higher by $1.6 million and $0.05, respectively, than in the unaudited results of operations announced by the Company on February 13, 2006.  These changes resulted in consolidated net income and diluted earnings per share for the year ended December 31, 2005 of $52.2 million and $1.39, respectively, as compared to the $50.6 million and $1.34, respectively, unaudited results of operations previously announced.

The change to the Company’s unaudited net income was principally due to unrealized gains related to interest rate swaps entered into by Kerzner Istithmar Limited, the joint venture that is financing and constructing Atlantis, The Palm, Dubai.  The adjustment arose from an audit of Kerzner Istithmar Limited, which was completed shortly before the filing of the Company’s Annual Report.  This adjustment resulted in an increase to equity in earnings of associated companies for the three months and year ended December 31, 2005 over the unaudited results of operations previously announced.  Certain other line item amounts in the 2005 Financial Statements have been revised from the unaudited results of operations previously announced, which did not have any impact on our consolidated net income or diluted earnings per share.

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